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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )1

Corvas International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

221005 10 1
(CUSIP Number)

Hope Flack
BVF Partners L.P
227 West Monroe Street, Suite 4800
Chicago, Illinois 60606
(312) 263-7777
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2002
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    /x/

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§ 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 221005 10 1	13D

1	NAME OF REPORTING PERSON: Biotechnology Value Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 1,445,755
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 1,445,755

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,445,755

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%

14	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 221005 10 1	13D

1	NAME OF REPORTING PERSON: Biotechnology Value Fund II, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 853,711
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 853,711

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 853,711

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1%

14	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 221005 10 1	13D

1	NAME OF REPORTING PERSON: BVF Investments, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 1,951,227
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 1,951,227

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,951,227

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON*
OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 221005 10 1	13D

1	NAME OF REPORTING PERSON: BVF Partners L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 4,462,229
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 4,462,229

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,462,229

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.2%

14	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 221005 10 1	13D

1	NAME OF REPORTING PERSON: BVF Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 4,462,229
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 4,462,229

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,462,229

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.2%

14	TYPE OF REPORTING PERSON*
IA, CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 221005 10 1	13D

ITEM 1.    SECURITY AND ISSUER.

        This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.001 per share (the "Stock"), of Corvas International, Inc., a Delaware corporation ("Corvas"). The principal executive office of Corvas is located at 3030 Science Park Road, San Diego, California 92121.

ITEM 2.    IDENTITY AND BACKGROUND.

        The persons filing this Statement, the persons enumerated in Instruction C of this Statement and, where applicable, their respective places of organization, principal business, principal office, general partners, managers, directors, executive officers, controlling persons and certain information regarding each of them, are as follows:

        (a)  Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Investments L.L.C., a Delaware limited liability company ("Investments"), BVF Partners L.P., a Delaware limited partnership ("Partners") and BVF Inc., a Delaware corporation ("BVF Inc.") specialize in holding biotechnology stocks for investment purposes and, together with Mark N. Lampert, an individual ("Lampert"), are the "Reporting Persons".

        (b)  The business address of BVF, BVF2, Investments and Partners is 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606. The business address of BVF Inc. and Lampert is One Sansome Street, 31st Floor, San Francisco, California 94104.

        (c)  Partners is the general partner of BVF and BVF2, which are investment limited partnerships. Partners also is the manager of Investments. BVF Inc. is an investment advisor to and general partner of Partners. Lampert is the sole shareholder, sole director and an officer of BVF Inc.

        (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e)  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Lampert is a citizen of the United States of America. For the citizenship of each of BVF, BVF2, Investments, Partners, and BVF Inc., please refer to (a) above.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Since March 18, 2002, Partners, in its capacity as (i) general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 361,200 shares of the Stock for an aggregate consideration of $1,435,843.86, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners; (ii) general partner of BVF2, has purchased on behalf of such limited partnership an aggregate number of 204,000 shares of the Stock for an aggregate consideration of $880,758.70, utilizing funds provided by BVF2 from its working capital pursuant to the terms of its limited partnership agreement with Partners; and (iii) manager of Investments, has purchased on behalf of such limited liability company an aggregate number of 524,000 shares of the Stock for an aggregate consideration of $2,129,958.20 utilizing funds provided by Investments from its working capital pursuant to the terms of its investment advisory agreement with Partners.

CUSIP NO. 221005 10 1	13D

ITEM 4.    PURPOSE OF TRANSACTIONS.

        The purpose of the acquisitions of the shares of Stock reported herein was for investment. The Reporting Persons may provide constructive input regarding the appropriate investment, and rate of investment, of the cash resources of Corvas and may assist in various measures intended to preserve and maximize shareholder value, including the exploration of potential strategic alliances, mergers and acquisitions. The Reporting Persons did not at the time they acquired the shares of Stock, and do not presently, have any plan to acquire control of Corvas. The Reporting Persons may acquire or dispose of additional shares of Stock from time to time.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

        (a)  BVF beneficially owns 1,445,755 shares of the Stock, BVF2 beneficially owns 853,711 shares of the Stock, Investments beneficially owns 1,951,227 shares of the Stock and each of Partners and BVF Inc. beneficially owns 4,462,229 shares of the Stock, representing approximately 5.3%, 3.1%, 7.1% and 16.2%, respectively, of the aggregate number of shares of common stock outstanding as of May 8, 2002.

        (b)  Each of BVF, BVF2 and Investments shares with Partners voting and dispositive power over the shares of the Stock each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 4,462,229 shares of the Stock they beneficially own with, in addition to BVF, BVF2 and Investments, Investment 10, L.L.C., an Illinois limited liability company ("ILL10") and managed account on whose behalf Partners, as investment advisor, purchased such shares. ILL10 specializes in holding biotechnology stocks for investment purposes and its business address is BVF Partners L.P., 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

        (c)  Exhibit 2 attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the last 60 days. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the last 60 days.

        (d)  ILL10 is entitled to receive dividends and any sale proceeds with respect to shares of the Stock in proportion to its respective ownership interest therein.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in shares of the Stock and to vote, exercise or convert and dispose of such shares. Pursuant to such limited partnership agreements, Partners is entitled to allocations based on assets under management. Pursuant to an investment advisory agreement with Investments, Partners is authorized, among other things, to invest Investment's funds in shares of the Stock and to vote, exercise or convert and dispose of such shares and is entitled to allocations based on assets under management. Pursuant to an investment management agreement with ILL10, Partners and BVF Inc. have the authority, among other things, to invest funds of ILL10 in shares of the Stock and to vote, exercise or convert and dispose of such shares. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power. BVF Inc. is a registered investment advisor under the laws of the State of California and holds securities for the benefit of third parties, or in customer or fiduciary accounts, in the ordinary course of business without the purpose of effect of changing or influencing control of Corvas or engaging in any arrangement subject to Rule 13d-3(b) promulgated under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 221005 10 1	13D

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1—Agreement Regarding Joint Filing

        Exhibit 2—Transactions in the Stock by Reporting Persons during the last 60 days.

CUSIP NO. 221005 10 1	13D

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 21, 2002

BIOTECHNOLOGY VALUE FUND, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BIOTECHNOLOGY VALUE FUND II, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BVF INVESTMENTS, L.L.C.
By:	BVF Partners L.P., its manager
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BVF PARTNERS L.P.
By:	BVF Inc., its general partner
	By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BVF INC.
By:	/s/ MARK N. LAMPERT Mark N. Lampert President

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SCHEDULE 13D
ITEM 1. SECURITY AND ISSUER.
ITEM 2. IDENTITY AND BACKGROUND.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
ITEM 4. PURPOSE OF TRANSACTIONS.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.